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UN
SECURITIES AND 12060524
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68531

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/2010 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Concept Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1010 FRANKLIN AVENUE - SUITE 303
(No. and Street)

GARDEN CITY	NY	11530-5942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS SCHIRRIPA (516) 833-8507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EisnerAmper LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS SCHIRRIPA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Concept Capital Markets, LLC, as of 12/31/, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

PAUL R. WILLIAMS
Notary Public, State of New York
No. 02WI14776056
Qualified in Nassau County
Commission Expires July 31, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

CONCEPT CAPITAL MARKETS, LLC

(a wholly-owned subsidiary of Concept Capital Holding, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

CONCEPT CAPITAL MARKETS, LLC

CONTENTS
December 31, 2011





EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Concept Capital Markets, LLC

We have audited the accompanying statement of financial condition of Concept Capital Markets, LLC (the "Company") (a wholly-owned subsidiary of Concept Capital Holding, LLC) (the "Parent") as of December 31, 2011 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Concept Capital Markets, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Eisner Amper LLP

New York, New York
February 28, 2012

CONCEPT CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011		
ASSETS		
Cash and cash equivalents	$	984,059
Due from brokers		3,916,805
Due from affiliates		182,583
Accounts receivable		178,671
Notes receivable		201,745
Securities owned, at fair value		310,515
Other assets		289,403
Total assets	$	6,063,781
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold short, at fair value	$	390,500
Due to affiliate		107,230
Accounts payable and accrued liabilities		1,104,157
Commissions payable		931,775
Due to brokers		190,688
Total liabilities		2,724,350
Member's equity		3,339,431
Total liabilities and member's equity	$	6,063,781

See Notes to Statement of Financial Condition

1. Nature of Operations

Concept Capital Markets, LLC (the "Company"), a Delaware limited liability company, and wholly-owned subsidiary of Concept Capital Holding, LLC (the "Parent"), is a registered broker-dealer and investment advisor under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulation Authority ("FINRA"). The Company operates as an introducing broker dealer and all customer accounts are carried by several clearing firms. The Company is also is an introducing futures broker subject to regulations of the National Futures Association ("NFA").

2. Summary of Significant Accounting Policies

Basis of Presentation

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Securities owned and Securities sold, not yet purchased, at fair value

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date).

The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Fair value measurements are not adjusted for transaction costs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1: Includes inputs that are quoted prices in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Includes inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly.

Level 3: Includes unobservable inputs for the asset or liability and relies on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

Generally, equity securities owned and equity securities sold short traded on a national securities exchange are valued at the last reported sales price at December 31, 2011. Domestic options owned are valued using last traded exchange prices at December 31, 2011.

The Company records transactions in securities and the related revenues and expenses on a trade-date basis. All resulting realized and unrealized gains and losses are reflected in net gain from principal transactions in securities.

Interest income and interest expense are recorded on the accrual basis.

Income Taxes

The Company is a single member limited liability company and a disregarded entity for United States federal, state and city income tax purposes; therefore, no tax provision has been made in the accompanying financial statement for United States federal, state and city income taxes.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported. Management is responsible for determining whether a tax position taken by the Company is more likely than not to be sustained on the merits. The Company has no material unrecognized tax benefits and has not recognized in the financial statement any interest or penalties related to income taxes.

Commissions

The Company records all commission revenues and commission payouts on a trade date basis as securities transactions occur.

Investment Banking

Investment banking revenues are revenues related to the advising and marketing services provided to clients, and are recorded as earned.

3. Fair Value of Financial Instruments

The following are the Company's securities owned and securities sold short by level within the fair value hierarchy as of December 31, 2011:

	Fair Value Hierarchy			
	Level 1	Level 2	Level 3	Total
Assets				
Investment in securities				
Common Stocks	$ 306,975	0	0	$ 306,975
Derivatives contracts				
Call Options	3,540	0	0	3,540
Total Securities owned	$ 310,515	0	0	$ 310,515
Liabilities				
Securities sold short				
Common stocks	$ (202,250)	0	0	$ (202,250)
Exchange traded funds	(188,250)	0	0	(188,250)
Total Securities sold short	$ (390,500)	0	0	$ (390,500)

4. Due to and from Brokers and Concentration of Credit Risk

The clearing and depository operations for the Company's securities transactions are provided by five brokers at December 31, 2011. Securities reflected in the statement of financial condition are held by one of the brokers.

Amounts due to and from brokers are cash amounts required with each organization and net receivable and payable related to revenue earned and expenses charged from securities transactions. The cash held at the brokers serve as collateral for the amounts due to the relevant brokers. Subject to the clearing agreement between the Company and the clearing brokers, the clearing brokers have the right to repledge the collateral. The Company is subject to the regulations of the Securities and Exchange Commission that among other things, may restrict the withdrawal of the cash held as collateral. In addition, Securities owned and securities sold short may be subject to margin requirements.

The Company maintains accounts with financial institutions. In the event of a financial institution's insolvency, recovery of assets may be limited to account insurance or other protection afforded by such accounts.

5. Related Party Transactions

Due from affiliates represent amounts receivable from affiliated entities related to reimbursement of various expenses. An affiliated company has entered into lease arrangements for the office space and equipment to the Company. As part of the space and equipment agreement the affiliated company is responsible for the utilities, telephones, office supplies, and ongoing maintenance. The net amount owed to this affiliate is reflected in the due to affiliate on the Statement of Financial Condition. Additionally, the Company pays certain operating and administrative expenses on behalf of its affiliates and has allocated to its affiliates certain costs related to such use.

An affiliated entity operates as a broker-dealer. At December 31, 2011, the balance due from this entity for the amount of approximately $199,000 was included in due from brokers on the Statement of Financial Condition.

6. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, and is also subject to the net capital requirements of the Commodity Futures Trading Commission Regulation 1.17 and requirements of the NFA. The Company computes its net capital under the alternative method permitted by the Rule, which requires that the minimum net capital be equal to the greater of $250,000 or 2% of its aggregate debit items as shown in the formula for reserve requirements or the NFA minimum of $45,000. At December 31, 2011, the Company had net capital of $2,347,366, which exceeded the requirement of $250,000 by $2,097,366.

7. Benefit Plans

The Company's employees participate in the Company's 401(k) plan. This plan is offered through the Company's PEO provider relationship with Insperity. The Company is not required and has not made any matching contributions during 2010 and 2011.

8. Exemption from Rule 15c3-3 Customer Protection

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemption provision under subparagraph (k)(2)(ii). The exemption is claimed since the Company is an introducing broker and clears all transactions on a fully disclosed basis, and who promptly transmits all customer funds and securities to the clearing broker. The Company does enter into soft dollar research business and as such does maintain a special reserve account for the exclusive benefit of customers pursuant to rule 15c-3(k)(2)(i).

9. Risks

In the normal course of business, the Company enters into securities sales transactions as principal. If the securities subject to such transactions are not in the possession of the Company, the Company is subject to risk of loss if it must acquire the security on the open market at a price that exceeds the contract amount of the transaction.

The Company executes as agent securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligation of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company's customer security transactions are transacted on either a cash or margin basis. In margin transactions, the customer is extended credit by the clearing broker, subject to various regulatory margin requirements, collateralized by cash and securities in the customer's account.

In connection with these activities, the Company executes customer transactions with the clearing broker involving the short sales. In the event the customer fails to satisfy its obligation, the Company may be required to purchase financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company's policy is to monitor its market exposure, customer risk, and counterparty risk through the use of a variety of credit exposure reporting and control procedures, including market to market securities, and any related collateral as well as requiring adjustments to collateral levels as necessary. In addition the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. The Company is required to maintain security deposits of approximately $1,772,000 with the brokers. At December 31, 2011, there were no accounts to be indemnified to the clearing brokers for these transactions.

The Company is subject to credit risk to the extent that it deposits with commercial banks exceed the Federal Deposit Insurance Corporation insurable limit of $250,000. Management does not consider this risk to be significant.

10. Subsequent Events

Effective January 2012, the Company entered into an agreement with the Juda Group, an institutional trading firm formally associated with Sanders Morris Harris. The Company will treat the Juda Group as a separate division of the Company. Also in January 2012, the Company entered into an agreement with an investment advisor formally known as Samjo Capital, LLC. Samjo Capital, LLC with $500 million in total assets, will fold its business into the Company.